UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 001-33491

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Dejour Energy Inc.

(Translation of registrant's name into English)

598-999 Canada Place

Vancouver, British Columbia V6C 3E1

Canada
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

INCORPORATION BY REFERENCE

This Form 6-K/A is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-162677) and Form S-8 (File No. 333-156772), and the prospectuses included therein, of Dejour Energy Inc.

EXPLANATORY NOTE

Dejour Energy Inc. is furnishing this Form 6-K/A in order to re-file and replace Exhibit 99.1 to the Form 6-K of Dejour Energy Inc. furnished to the Securities and Exchange Commission on March 29, 2013 (the “Original Form 6-K”).

The Exhibit filed as part of the Original Form 6-K contained a typographical error on the Independent Auditor’s Report furnished by BDO Canada LLP with respect to the date of the Audit Report. The correct date of the Independent Auditor’s Report is March 28, 2013. The sole purpose of this Form 6-K/A is to re-file the Exhibit 99.1 in order  to correct the Independent Auditor’s Report date.

Except to the extent set forth in this Form 6-K/A, the Original Form 6-K has not been amended and remains in effect.

DOCUMENTS FILED AS PART OF THIS FORM 6-K/A

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Energy Inc.

Date: April 25, 2013	By:	/s/ David Matheson
David Matheson,
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Financial Statements (Audited) in respect of the fiscal year ended December 31, 2012.